UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

NEVADA CHEMICALS, INC.

(Name Of Subject Company (Issuer))

CALYPSO ACQUISITION CORP.

CYANCO HOLDING CORP.

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (CUSIP Number 64127C 10 7)

Todd E. Molz

Managing Director and General Counsel

333 S. Grand Avenue, 28th Floor

Los Angeles, CA 90017

Telephone: (213) 830-6300

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Dennis M. Myers

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL 60601

Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$94,594,979.64	$3,733.50

* Estimated for purposes of calculating the amount of the filing fee only.  The transaction valuation was calculated by adding the sum of (1) the offer price of $13.37 per share of common stock multiplied by 7,004,172 shares of common stock, par value $0.001 per share (“Shares”), of Nevada Chemicals, Inc. (“Nevada Chemicals”) outstanding as of September 19, 2008 and (2) the offer price of $13.37 minus $8.28, which is the weighted average exercise price of outstanding options to acquire Shares multiplied by 21,000, the number of outstanding options as of September 19, 2008.

** The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $39.30 per million of the transaction valuation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,733.50	Filing Party: Calypso Acquisition Corp, Cyanco Holding Corp. and OCM Principal Opportunities Fund IV, L.P.
Form or Registration No.: Schedule TO-T	Date Filed: September 19, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the US Securities and Exchange Commission (“the “Commission”) on September 19, 2008, as amended by Amendment No. 1 to Schedule TO originally filed with the Commission on September 25, 2008 (as amended, the “Schedule TO”), by OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership (“OCM”), Cyanco Holding Corp., a Delaware corporation (“Parent”), and an affiliate of OCM, and Calypso Acquisition Corp., a Utah corporation  (“Offeror”), and an affiliate of OCM, relating to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Nevada Chemicals, Inc., a Utah corporation (“Nevada Chemicals”), for $13.37 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Offeror and Nevada Chemicals, a copy of which is incorporated by reference as Exhibit (d)(1) to Schedule TO.

Except as otherwise indicated in this Amendment No. 2, the information set forth in the Schedule TO remains unchanged. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 7.      Source and Amount of Funds or Other Consideration

Item 7 of Schedule TO is hereby amended and supplemented as follows:

Section 12 of the Offer to Purchase entitled “Source and Amount of Funds” is hereby amended and supplemented as follows:

The following sentences are hereby added at the end of the second paragraph of Section 12:

“While representatives of Offeror and Parent have had discussions with third parties concerning alternative debt financing for the transaction, none of Offeror, Parent or OCM have entered into any agreement with respect to any such alternative financing.  In the event that Offeror does not enter into debt financing arrangements with third parties at or prior to the closing of the Offer, Offeror currently expects to borrow a portion of the purchase price from OCM. The final terms of such debt financing have not been established, but Offeror and OCM currently expect the underlying debt agreement to provide for a note payable upon demand, but in no event more than one year after the date of issuance, which note will bear interest at a fixed rate consistent with market interest at the time of issuance. Offeror and OCM currently expect the debt to be secured by Offeror’s assets to the extent permissible by applicable law, including all applicable margin rules.”

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008. *

(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*

(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*

(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*

(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*

(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*

(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*

(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*

(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2008

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
Its: General Partner

By: OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.
Its: General Partner

By: OAKTREE CAPITAL MANAGEMENT, L.P.
Its: Director

	By:	/s/ Jordon L. Kruse
Name: Jordon L. Kruse
Its: Managing Director

	By:	/s/ Emily Alexander
Name: Emily Alexander
Its: Senior Vice President, Legal

CYANCO HOLDING CORP.

By:	/s/ Jordon L. Kruse
Name: Jordon L. Kruse
Title: President

CALYPSO ACQUISITION CORP.

By:	/s/ Jordon L. Kruse
Name: Jordon L. Kruse
Title: President

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008. *

(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*

(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*

(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*

(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*

(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*

(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*

(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*

(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*

(g)	Not applicable.

(h)	Not applicable.

*Previously Filed